SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

FINAL AMENDMENT

Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
of The Securities Exchange Act of 1934

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
(Name of Issuer)

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Bryan McKigney
Advantage Advisers Xanthus Fund, L.L.C.
85 Broad Street

24th Floor

New York, New York 10004
(212) 667-4225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
John J. Mahon, Esq.

Schulte Roth & Zabel LLP
901 Fifteenth Street, NW, Suite 800
Washington, DC 20005

202-729-7477

May 14, 2021
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$933,200,000.00 (a)	Amount of Filing Fee: $101,812.00 (b)

(a)	Calculated as the aggregate maximum purchase price for Interests.
(b)	Calculated at $109.10 per $1,000,000 of Transaction Valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __________________________________________________

Form or Registration No.: _________________________________________________

Filing Party: ____________________________________________________________

Date Filed: _____________________________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on May 14, 2021 by Advantage Advisers Xanthus Fund, L.L.C. (the "Fund") in connection with an offer by the Fund to purchase up to $933.2 million of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on May 14, 2021.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.       The Offer expired at 12:00 midnight, Eastern Time, on June 11, 2021.

2.	The Valuation Date of the Interests tendered pursuant to the Offer was June 30, 2021.
3.	$61,610,954.53 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase and paid by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

	By:	/s/ Bryan McKigney
Name: Bryan McKigney
Title: Authorized Signatory

July 16, 2021